Taoping Inc.

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

August 28, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mariam Mansaray

  Mitchell Austin

Re:	Taoping Inc.
Registration Statement on Form F-1
File No. 333-274153

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Taoping Inc. so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, August 30, 2023, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

Taoping Inc.

By:	/s/Jianghuai Lin
Name:	Jianghuai Lin
Title:	Chief Executive Officer

cc: Kevin (Qixiang) Sun, Bevilacqua PLLC